December 19, 2017
VIA EDGAR
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549
U.S.A.

Re:        trivago N.V.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 9, 2017
File No. 1-37959

Dear Ms. Blye:
On behalf of trivago N.V. (“trivago” or the “Company”), set forth below are the Company’s responses to the comments contained in your letter dated December 8, 2017, regarding the above-referenced filing. For your convenience, your comments are set forth in italics before each response.
Background
trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of September 30, 2017, we offered access to approximately 1.8 million hotels and other types of accommodation in over 190 countries.
trivago generates revenues primarily on a “cost-per-click,” or “CPC,” basis, whereby trivago charges an advertiser when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website, where the user can complete the booking. Users cannot directly book on trivago, and do not contract with, or provide funds to or through, trivago.

1.
On your website, you offer deals on rooms at Al Salam Rotana and Corinthia Khartoum hotels in Sudan. Sudan is a country that is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about any contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through customers, partners or other direct or indirect arrangements. You should describe any products and services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

Response to Question 1:
During the Company’s last three full fiscal years and subsequent interim period (the “Response Period”), the Company has not had operations in Sudan, nor has it received revenue from Sudan. We are not aware of any agreements, commercial arrangements, or other contacts between trivago and the government of Sudan or entities controlled by the government of Sudan, nor do we anticipate entering into such agreements, arrangements, or contacts in the future.
During the Response Period, the Company received revenue from third-party advertisers - located outside of Sudan - in connection with the advertisement of hotels in Sudan. When a trivago user clicks on an advertisement for a hotel in Sudan (such as the Al Salam Rotana and Corinthia Khartoum hotels), a third-party advertiser (and not the hotel) pays a referral fee to the Company. If a user ultimately completes a booking, the contractual relationship and any transfer of funds would be between that third-party advertiser and the hotel. The Company received referral fees from third-party advertisers in connection with the advertisement of hotels in Sudan totaling approximately €1,205 in 2016 and €7,055 in 2017 (through December 12, 2017). These amounts represent less than one-hundredth of one percent of the Company’s total annual revenue, which was €754.2 million for the fiscal year ended December 31, 2016.
During the Response Period, the Company also provided internet search and referral services to users located in Sudan. A third-party advertiser paid the Company a CPC each time one of these users clicked on one of its advertisements. According to data available to the Company, which is derived from the Company’s IP-logging of user sessions, the Company received referral fees from third-party advertisers, on a CPC basis, in connection with clicks by users located in Sudan, totaling approximately €27,845 in 2016 and €60,885 in 2017 (through December 12, 2017). These amounts represent approximately one-hundredth of one percent of the Company’s total annual revenue.
While trivago is not a United States person for purposes of sanctions administered by the United States against Sudan, we note that the United States suspended sanctions against Sudan on January 17, 2017, through the issuance of a general license by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). The United States officially lifted its sanctions against Sudan on October 12, 2017. Moreover, prior to the suspension of U.S. sanctions against Sudan, trivago applied for and eventually received a written interpretive ruling from OFAC, confirming that the online publication of information or advertising materials about hotel accommodations in a country subject to comprehensive U.S. sanctions, and the collection of a referral fee for linking to a third-party website for booking such accommodations, are not activities that are regulated under U.S. sanctions.

2.
Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response to Question 2:
As described above, during the Response Period, the Company received revenue from third-party advertisers (located outside of Sudan) in connection with its advertisement of hotels in Sudan, as well as in connection with its provision of internet search and referral services to users located in Sudan. The Company respectfully submits that the revenue received in connection with these activities is not quantitatively material to trivago, which received revenue of €754.2 million for the fiscal year ended December 31, 2016. Given the de minimis nature of the amounts involved, the Company does not believe that the provision of these services has constituted a material investment risk to the Company’s security holders.
Further, the Company is aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, and confirms that the Company has considered the relevance of such issues to its business activities. However, due to the de minimis and indirect nature of its dealings involving Sudan, the Company does not believe that there would be any major impact to its reputation or share value.
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Please contact the undersigned at +49 (0) 1515 029 7460 if you have any questions or require additional information concerning the foregoing.
Sincerely,

/s/ Axel Hefer
Axel Hefer
Chief Financial Officer

cc:    Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Barbara Jacobs
Assistant Director
Division of Corporate Finance